

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2023

William Delgado
Chief Financial Officer
NaturalShrimp Inc.
5501 LBJ Freeway, Suite 450
Dallas, TX 75240

> **Re: NaturalShrimp Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2022**
> **File No. 000-54030**

Dear William Delgado:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services